SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

SKY-MOBI LIMITED

(Name of Issuer)

Common Shares, par value of 0.00005 per share

(Title of Class of Securities)

83084G109**

(CUSIP Number)

April 8, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

**	This CUSIP number applies to Issuer’s American Depositary Shares, each representing eight common shares.

CUSIP No. 83084G109	SCHEDULE 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS Xplane Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

93,314,360 common shares. Qinyi Zhu may be deemed to have shared voting power with respect to 28,554,194 common shares of the above shares, and Li Ou may also be deemed to have shared voting power with respect to 26,501,278 common shares of the above shares. See Item (4) below.

	6	SHARED VOTING POWER 0
7

SOLE DISPOSITIVE POWER

93,314,360 common shares. Qinyi Zhu may be deemed to have shared dispositive power with respect to 28,554,194 common shares of above shares, and Li Ou may also be deemed to have shared dispositive power with respect to 26,501,278 common shares of the above shares. See Item (4) below.

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,314,360 common shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	based on the 252,196,984 common shares outstanding as of March 31, 2013.

CUSIP No. 83084G109	SCHEDULE 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS Qinyi Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,554,194 common shares, based on her 30.6% interest in Xplane Ltd. See Item (4) below.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,554,194 common shares, based on her 30.6% interest in Xplane Ltd. See Item (4) below.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,554,194 common shares, based on her 30.6% interest in Xplane Ltd.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	based on the 252,196,984 common shares outstanding as of March 31, 2013.

CUSIP No. 83084G109	SCHEDULE 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS Li Ou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,501,278 common shares, based on his 28.4% interest in Xplane Ltd. See Item (4) below.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,501,278 common shares, based on his 28.4% interest in Xplane Ltd. See Item (4) below.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,501,278 common shares, based on his 28.4% interest in Xplane Ltd.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	based on the 252,196,984 common shares outstanding as of March 31, 2013.

CUSIP No. 83084G109	SCHEDULE 13G	Page 5 of 11

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G relates to the common shares, $0.00005 par value per share (the “Common Shares”), of
Sky-mobi Limited (the “Issuer”). Mr. Michael Tao Song (“Mr. Song”), chief executive officer and chairman of board of directors, previously indirectly held 50,647,288 Common Shares of the Issuer, through his 35.1811% ownership of shares of XPlane Ltd. (“Xplane”), which held an aggregate of 143,961,648 Common Shares of the Issuer. As part of an internal restructuring on April 8, 2013, Mr. Song exchanged all of his shares of Xplane for 50, 647, 288 Common Shares of the Issuer, which Xplane distributed to Mobi Joy Limited, a company wholly owned by Mr. Song (the “Restructuring”). As a result of Restructuring, Mr. Song no longer controls Xplane. Mr. Song and Mobi Joy Limited have jointly filed a statement on Schedule 13D to report their aggregate beneficial ownership of the 50,647,288 Common Shares of the Issuer.

ITEM 1(a).	NAME OF ISSUER:

Sky-mobi Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

10/F, Building B, United Mansion

No. 2 Zijinghua Road, Hangzhou

Zhejiang 310013,

The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Xplane Ltd.

Qinyi Zhu and Li Ou

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Xplane Ltd.:

Romasco Place, Wickhams Cay 1, P. O. Box 3140

Road Town, Tortola

British Virgin Islands, VG1110

Qinyi Zhu and Li Ou:

10/F, Building B, United Mansion

No. 2 Zijinghua Road, Hangzhou

Zhejiang 310013

The People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

Xplane Ltd. – British Virgin Islands

Qinyi Zhu and Li Ou– People’s Republic of China

CUSIP No. 83084G109	SCHEDULE 13G	Page 6 of 11

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2(e).	CUSIP NUMBER:

83084G109

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Common Shares of the issuer by the Reporting Person is provided as of April 8, 2013:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Xplane Ltd.	93,314,360	37%	93,314,360	0	93,314,360	0
Qinyi Zhu	28,554,194	11.3%	0	28,554,194	0	28,554,194
Li Ou	26,501,278	10.5%	0	26,501,278	0	26,501,278

Xplane is the record owner of 93,314,360 Common Shares of the Issuer. Qinyi Zhu holds a 30.6% interest in Xplane and Li Ou holds a 28.4% interest in Xplane. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Qinyi Zhu may be deemed to beneficially own 28,554,194 Common Shares of the Issuer held by Xplane, and Li Ou may be deemed to beneficially own 26,501,278 Common Shares of the Issuer held by Xplane.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

CUSIP No. 83084G109	SCHEDULE 13G	Page 7 of 11

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

CUSIP No. 83084G109	SCHEDULE 13G	Page 8 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2013

Xplane Ltd.	By:	/s/ Li Ou
Li Ou
Title: Director

Qinyi Zhu	By:	/s/ Qinyi Zhu
Name: Qinyi Zhu

Li Ou	By:	/s/ Li Ou
Name: Li Ou

CUSIP No. 83084G109	SCHEDULE 13G	Page 9 of 11

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement